AIS

05013229

RECEIVED
2005 DEC 13 P 5:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 151/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in November 2005.
  Date: December 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
December 2, 2005

AIS-CP 151/2005

December 2, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in November 2005.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	14,000,000	8,467,200	8,999,500
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	46.160	41.741	89.435
Exercise Ratio (warrant : common share)	1 : 1.03927		1 : 1.02633
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III) in November 2005, as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	100,000	110,000	4,500
No. of remaining unexercised warrants (units)	2,833,200	4,665,200	8,555,700
No. of shares derived from this exercise (shares)	103,927	114,319	4,618
No. of remaining shares reserved for warrants (shares)	2,993,729	4,884,013	8,694,680